EXHIBIT 99.1

HEXO closes $70 million private placement of convertible debentures

GATINEAU, Quebec, Dec. 06, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX:HEXO; NYSE:HEXO) is pleased to announce the closing of its previously announced private placement of unsecured convertible debentures for aggregate gross proceeds of $70 million (the “Offering”).

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes.

“This financing demonstrates that investors are confident in HEXO,” said Sébastien St-Louis, co-founder and CEO of HEXO.  “As we continue to focus on market share, growth, and becoming a leader in our industry, increasing our cash on hand to over $70 million allows us to continue working towards these goals.”

The group of investors under the Offering includes, but is not limited to, Sebastien St-Louis, CEO of HEXO, as well as directors Dr. Michael Munzar, Vincent Chiara, Nathalie Bourque and Adam Miron.

Pursuant to the Offering, the Company issued a total of $70 million principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the Closing Date.

All securities issued in connection with the Offering are subject to a four month hold period expiring April 6, 2020.

Under the Offering, certain insiders of the Company purchased and were issued, directly or indirectly, $8.02 million principal amount of Debentures, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company’s market capitalization.

About HEXO Corp.

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward -looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason

Investor Relations
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations
(819) 317-0526
media@hexo.com